FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  August 5, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Directorate Change dated 5 August, 2004


5 August 2004


                                British Energy plc

                                  Board Change


British Energy plc announces the resignation of David Gilchrist from the Board with immediate effect. Mr Gilchrist has been with the Company since 1991 and was appointed MD of the nuclear generation business in 2002. Upon the appointment of Roy Anderson as Chief Nuclear Officer ("CNO"), Mr Gilchrist was due to take up the position of Technical Director.


Mike Alexander, CEO commented: "David has worked in a number of positions in technical, financial and general management. He is a strong supporter of the Company's Performance Improvement Programme including the appointment of a CNO and he now wishes to seek a new challenge outside British Energy. We thank him for his past contribution and wish him well for the future."



The Company will now commence the process to seek a replacement Technical Director.


For further details please contact:

John Searles
British Energy                                       01355 262000

Andrew Dowler
Financial Dynamics                                   020 7831 3113


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 5, 2004                      BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations